UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 2)*

              THE EARTH TECHNOLOGY CORPORATION (USA)

                         (Name of Issuer)


             COMMON STOCK, $.10 PAR VALUE PER SHARE

                  (Title of Class of Securities)


                            270315104

                          (CUSIP NUMBER)



   Charles S. Alpert, Esq., Corporate Counsel, 100 West Broadway, Suite 5000,
                              Long Beach, CA 90802
                              (310) 495-4449

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          January 5, 1996

     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

                     (Cover Page -- Part II)


CUSIP NO. 270315104


   1)   Name of Reporting Person/S.S. or I.R.S. Identification No. of
        Above Person

        James C. Wheat, III

   2)   Check the Appropriate Box if a Member of a Group*
        (a)
        (b)  XX


   3)   SEC Use Only


   4)   Source of Funds*
         00

   5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
        [  ] N/A

   6)   Citizenship or Place of Organization:
        United States of America


Number of Shares                   7)   Sole Voting Power:
Beneficially Owned                                344,148
By Each Reporting                  ____________________________________
Person With                        8)   Shared Voting Power:
                                             52,480
                                   ____________________________________
                                   9)   Sole Dispositive Power:
                                             344,148
                                   ____________________________________
                                   10)  Shared Dispositive Power:
                                             52,480


  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
       396,628


  12)  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
       [XX]


  13)  Percent of Class Represented by Amount in Row (11):
       4.5%


  14)  Type of Reporting Person*:  IN



*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
                                       for
                               JAMES C. WHEAT, III

                                 AMENDMENT NO. 2


         The Statement on Schedule 13D dated February 23, 1995, relating to the Common Stock, par value $0.10 per share (the "Shares"), of The Earth Technology Corporation (USA) (the "Issuer"), filed by James C. Wheat, III, with the Securities and Exchange Commission on March 6, 1995, and amended by Amendment No. 1 thereto filed with the Commission on July 26, 1995, is hereby amended and supplemented as set forth below.

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the Common Stock, par value $.10 per share (the "Shares"), of The Earth Technology Corporation
                  (USA) (the "Issuer"), Diane C. Creel, Chairwoman, President and Chief Executive Officer, 100 West Broadway, Suite 5000, Long Beach, California 90802.

ITEM 2.           IDENTITY AND BACKGROUND

James C. Wheat, III

               (a)  James C. Wheat, III (the "Reporting Person")

               (b)  901  East  Byrd  Street,   13th  Floor,   Riverfront  Plaza,
                    Richmond, Virginia 23219.

               (c)  The  Reporting   Person's   occupation  is  venture  capital
                    investment.

               (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

               (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Merger Acquisition of HazWaste Industries Incorporated by the Issuer

                  The Shares reported herein were acquired by the Reporting Person pursuant to the consummation of the acquisition of Hazwaste Industries Incorporated, a Virginia Corporation ("HazWaste") by the Issuer. The acquisition transaction was effected pursuant to an Agreement and Plan of Merger, dated as of October 24, 1994, as amended by Amendment No. 1, dated December 23, 1994 (the "Merger Agreement") which provided for the merger (the "Merger") of ET-Sub II, Inc. a wholly-owned subsidiary of the Issuer, with and into HazWaste, pursuant to which HazWaste became an wholly-owned subsidiary of the Issuer and holders of shares of common stock, par value $.10 per share, of HazWaste received an aggregate of 2,741,000 Shares of the Issuer. The Merger was consummated by the parties on February 23, 1995.

                  For the purposes of calculating the Reporting Person's "percentage of class" in Item 13 of the cover page and in Item 5 of this Schedule 13D, the Reporting Person has utilized Share information contained in the Issuer's Quarterly Report on Form 10-Q for the period ended November 24, 1995. Such Form 10-Q reports 8,775,077 total Shares outstanding.

James C. Wheat, III

                  Immediately   prior  to  the  Merger,   the  Reporting  Person
                  beneficially held 528,250 shares of the common stock of HazWaste. Such shares of the common stock of Hazwaste constituted the consideration for the acquisition of the Shares of the Issuer.

ITEM 4.           PURPOSE OF TRANSACTION

Merger

                  See the description of the Merger in Item 3.

Registration Rights Agreement

                  Pursuant to the Merger Agreement, the Issuer entered into a Registration Rights Agreement with certain HazWaste shareholders (the "HazWaste Holders of Registrable Securities") -- including the Reporting Person -who were deemed affiliates of HazWaste and accordingly now hold Shares of the Issuer which are deemed control shares under federal securities law. The Registration Rights Agreement gives the HazWaste Holders of Registrable Securities the right to demand that the Issuer register their Shares of the Issuer received in the Merger on up to three occasions, at any time after June 1, 1995, so long as such demand represents at least ten percent (10%) of all such registrable securities.

                  In addition, in the event that the Issuer proposes to file a registration statement with respect to any of the Issuer's securities, other than as the result of a Merger or for employee benefit plans, the HazWaste Holders of Registrable Securities have the right to require the Issuer to register their Shares in connection therewith; provided, however, that this right may be limited or cancelled if, in the case of an underwritten offering, the managing underwriter determines that the inclusion of such Shares would adversely affect the success of such offering. With respect to each registration statement filed by the Issuer pursuant to the Registration Rights Agreement, the Issuer will pay all expenses in connection therewith. The Registration Rights Agreement is incorporated herein as Exhibit A.

The Reporting Person

                  There are no plans or proposals which the Reporting Person may have which relate to or would result in:

               (a) The acquisition or disposition of securities of the Issuer except as otherwise disclosed herein;

               (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals that change the number or term of the directors or to fill any existing vacancies on the Board;

               (e)  Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

               (f) Any material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

               (j)  Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person are 396,628 Shares and 4.5%, respectively. (See Item 3 for the assumptions upon which these numbers are based.) Such beneficial ownership is broken down as follows:

           (i) 4,826 Shares held by the Reporting Person in James C. Wheat, III, IRA;

          (ii) 1,508 Shares held by the Reporting Person under Power of Attorney from Adair D. Wheat;

         (iii) 2,966 Shares held by the Reporting Person under Power of Attorney from Wiley H. Wheat;

          (iv) 20,359 Shares held by the Reporting Person and John K. Burke, Jr., as Co-Trustees for the Trust of Elizabeth Parker Wheat;

           (v) 20,359 Shares held by the Reporting Person and Allen B. Rider as Co-Trustees for the Trust of Ella Remy Wheat;

          (vi) 201,080 Shares held by the Reporting Person as Substitute Trustee under the will of James Clifton Wheat;

         (vii) 100,539 Shares held by the Reporting Person as Substitute Trustee under the will of Emma C. Wheat;

        (viii) 12,567 Shares held by the Reporting Person as Substitute Trustee for the Estate of James C. Wheat;

          (ix) 25,135 Shares held by the Reporting Person as Substitute Trustee for the Estate of Emma C. Wheat; and

           (x) 7,289 Shares held by the Reporting Person and Lawrence B. Cann, III, as Co-Trustees for the Susannah Wiley Wheat Trust.

     (b) The Reporting Person possesses the sole power to vote and dispose of 344,148 of the Shares Beneficially owned by him. With respect to the remaining 52,480 Shares beneficially owned by the Reporting Person, the Reporting Person shares the power to vote and dispose of such Shares as follows:

          (i) (1) The Reporting Person shares under power of attorney, the power to vote and dispose of 1,508 Shares with Adair
                    D. Wheat, the Reporting Person's wife.

               (2) The information required concerning Adair D. Wheat by Item 2 follows:

                       (a)     Adair D. Wheat ("Mrs. Wheat").
                       (b)     210 South Mooreland Road, Richmond, Virginia
                               23229.
                       (c) Mrs. Wheat's principal occupation is part-time with Children's Wear Digest.
                       (d) During the past five years, Mrs. Wheat has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
                       (e) During the past five years, Mrs. Wheat has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. (f)
                               Mrs. Wheat is a citizen of the United States of America.

         (ii)  (1)   The Reporting Person shares, under Power of Attorney, the
                     power to vote and dispose of 2,965 of such Shares with Wiley H. Wheat, the Reporting Person's mother.

               (2) The information required concerning Wiley H. Wheat by Item 2 follows:

                       (a)     Wiley H. Wheat ("Mrs. Wiley Wheat").
                       (b)     Route 17, Box 247. Caret, Virginia 22436.
                       (c) Mrs. Wiley Wheat's principal occupation is as a housewife.
                       (d) During the past five years, Mrs. Wiley Wheat has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                       (e) During the past five years, Mrs. Wiley Wheat has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                       (f) Mrs. Wiley Wheat is a citizen of the United States of America.

        (iii)  (1)             The Reporting  Person and Allen B. Rider share,
                               as CoTrustees for the Trust of Ella Remy Wheat, the power to vote and dispose of 20,359 of such Shares.

               (2)             The information required concerning Allen B.
                               Rider by Item 2 follows:

                       (a)     Allen B. Rider ("Mr. Rider").
                       (b) 901 East Byrd Street, 13th Floor, Riverfront Plaza, Richmond, Virginia 23219.
                       (c) Mr. Rider's principal occupation is venture capital investment.
                       (d) During the past five years, Mr. Rider has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
                       (e) During the past five years, Mr. Rider has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
                       (f) Mr. Rider is a citizen of the United States of America.

         (iv)  (1)     The  Reporting  Person  and John K.  Burke,  Jr., share,
                       as CoTrustees  for the  Trust  of  Elizabeth Parker
                       Wheat, the power to vote and dispose of 20,359 of such Shares.

               (2) The information required concerning John K. Burke, Jr., by Item 2 follows:

                       (a)     John K. Burke, Jr. ("Mr. Burke").

                       (b) 1111 East Main Street, 20th Floor, Richmond, Virginia 23219.

                       (c) Mr. Burke is a partner with the law firm of Mays & Valentine.

                       (d) During the past five years, Mr. Burke has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                       (e) During the past five years, Mr. Burke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                       (f) Mr. Burke is a citizen of the United States of America.

         (v)   (1)     The   Reporting   Person  and  Lawrence B.Cann,  III,
                       share as  Co-Trustee  for the Trust of Susannah Wiley
                       Wheat, the power to vote and dispose of 7,289 of such Shares.

               (2) The information required concerning Lawrence B. Cann, III, by Item 2 follows:

                       (a)     Lawrence B. Cann, III ("Mr. Cann").

                       (b) 707 East Main Street, 11th Floor, Richmond, Virginia 23219.

                       (c) Mr. Cann is a shareholder with the law firm LeClair, Ryan, Joynes, Epps & Framme.

                       (d) During the past five years, Mr. Cann has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                       (e) During the past five years, Mr. Cann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                       (f)     Mr. Cann is a citizen of the United States.

   (c) During the past sixty days, the Reporting Person has disposed of a total of 134,471 Shares as follows:

                      (i) On December 12, 1995, the Reporting Person sold 11,000 Shares through a Richmond, Virginia based broker by a trade on the Nasdaq National Market at a price of $7.812 per Share.
                      (ii) On December 13, 1995, the Reporting Person sold 39,000 Shares through a Richmond, Virginia based broker by a trade on the Nasdaq National Market at a price of $7.812 per Share.
                      (iii) On December 22, 1995, the Reporting Person gifted 14,450 Shares to various charitable or non-profit organizations by a transfer in his account with a Richmond, Virginia based broker. On the date of the transfer of such Shares, the average of the high and low prices per Share on the Nasdaq National Market was $7.875.
                      (iv) On December 27, 1995, the Reporting Person gifted 250 Shares to a charitable organization by a transfer through his account with a Richmond, Virginia based broker. On the date of the transfer of such Shares, the average of the high and low prices per Share on the Nasdaq National Market was $7.875.
                      (v) On December 29, 1995, the Reporting Person gifted 250 Shares to a charitable organization by transfer through his account with a Richmond, Virginia based broker. On the date of the transfer of such Shares, the average of the high and low prices per Share on the Nasdaq National Market was $7.875.
                      (vi) On January 5, 1996, the Reporting Person sold 69,521 Shares through a Richmond, Virginia based broker by a trade on the Nasdaq National Market at a price of $7.859 per Share.

(d) At the direction of the Reporting Person, as Trustee or Co-Trustee, beneficiaries of the trusts identified in Item 5(a) would have a right to receive dividends from, and the proceeds of any disposition of, the Shares held by the applicable trust. Additionally, Adair D. Wheat or Wiley H. Wheat would have the right to receive the dividends from, and the proceeds of any disposition of, the Shares held by the Reporting Person under Powers of Attorney identified in Item 5(a) (iii) and
         (iv), respectively.

(e) On January 5, 1996, the Reporting ceased to be the beneficial holder of more than five percent (5%) of the Shares of the Issuer.




DISCLAIMER OF BENEFICIAL OWNERSHIP

         The Reporting Person serves as a member of the Board of Directors of The Nature Conservancy (Virginia Chapter: 1815 North Lynn Street, Arlington, Virginia 22209), the Board of Trustees of the Cheasapeake Bay Foundation (162 Prince George Street, Annappolis, Maryland 21401), and the Board of Directors of AmeriCares (161 Cherry Street, New Canaan, Connecticut 06840). As discussed in subsection (c) above, in December of 1995 the Reporting Person gifted Shares to various charitable or non-profit organizations, including the three aforementioned organizations, as follows: AmeriCares--250 Shares, The Nature Conservancy (Virginia Chapter)-Stewardship Foundation--700 Shares, and Chesapeake Bay FoundationEducational Foundation--700 Shares. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended ( the "Exchange Act"), the Reporting Person disclaims beneficial ownership for the purposes of Regulation 13D under the Exchange Act, of the aforementioned Shares held beneficially by The Nature Conservancy, the Chesapeake Bay Foundation and AmeriCares, respectively, and any other Shares otherwise held by such organizations. The Reporting Person declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities described in this statement other than those Shares expressly set forth as being beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          (a)     Registration Rights Agreement

                  See Item 4 with respect to the Registration Rights Agreement.

          (b)     Relationships

                  See Item 5.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                  The following item is filed as an exhibit to this statement:

                                                   Exhibit Index



Exhibit       Description

A Registration Rights Agreement, incorporated by reference to Exhibit A to the original Schedule 13D with respect to The Earth Technology Corporation (USA) dated February 23, 1995, filed by the Reporting Person with the Commission on March 6, 1995.

                                                     SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify, individually and in the capacities listed directly below, that the information set forth in this statement is true, complete and correct.

                                    Power of Attorney, Adair D. Wheat

                                    Power of Attorney, Wiley H. Wheat

                                    Co-Trustee for the Trust of Elisabeth
                                    Parker Wheat

                                    Co-Trustee for the Trust of Ella Remy
                                    Wheat

                                    Substitute Trustee under the will of
                                    James Clifton Wheat

                                    Subsitute Trustee under the will of
                                    Emma C. Wheat

                                    Substitute Trustee for the Estate of
                                    James C. Wheat

                                    Substitute Trustee for the Estate of
                                    Emma C. Wheat

                                    James C. Wheat, III, IRA

                                    Co-Trustee for the Susannah Wiley
                                    Wheat Trust



Date:   1/16/96                     /s/ James C. Wheat, III
                                    James C. Wheat, III